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Direct Dial Number 202-440-2526	E-mail Address jonathan.corsico@stblaw.com

October 8, 2024
VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: Anu Dubey, Chad Eskildsen

Re:	New Mountain Guardian III BDC, L.L.C.
Preliminary Consent Solicitation Statement on Schedule 14A
Dear Ms. Dubey and Mr. Eskildsen:
On behalf of New Mountain Guardian III BDC, L.L.C. (the “Fund”), we hereby transmit to the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) the Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the above referenced preliminary consent solicitation statement on Schedule 14A initially filed by the Fund with the SEC on September 9, 2024 (the “Initial Filing”) and as amended by the Pre-Effective Amendment No. 1 sent to the SEC by e-mail on September 26, 2024 (“Amendment No. 1” and, together with the Initial Filing and Amendment No. 2, the “Consent Solicitation Statement”) and are providing the following responses to comments received by telephone from the Staff on October 3, 2024. The responses and information described below are based upon information provided to us by the Fund. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 2. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 2.
Accounting Comments
1.Comment: With respect to “estimated annual expenses” table in the “Comparative Fees and Expenses Relating to the Merger” section, note that the amounts in the pro forma column add up to 9.54% rather than 9.55%.
Response: In response to the Staff’s comment, the Fund respectfully notes that the footing differences in the pro forma column are attributable to rounding. The Fund has revised the disclosure accordingly, including on page 23 of Amendment No. 2.
2.Comment: With respect to the second paragraph of footnote 5 in the “Comparative Fees and Expenses Relating to the Merger” section, please disclose that the incentive fees of the Fund are 15% of income and capital gains, along with any associated hurdle rate.

Securities and Exchange Commission	October 8, 2024
Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly, including on page 24 of Amendment No. 2.
3.Comment: With respect to the tables in the “Comparative Fees and Expenses Relating to the Merger” section, please revise to include estimated expense amounts for NEWCRED for the first fiscal year of operations.
Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly, including on pages 23, 25 and 26 of Amendment No. 2.
4.Comment: With respect to the “Comparison of the Company and NEWCRED” section, please disclose the material difference in accounting policies previously identified in the “Supplemental Financial Information” section.
Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly, including on page 99 of Amendment No. 2.
Legal Comments
5.Comment: With respect to the added language in the third paragraph on the first page of the “Notice of Consent Solicitation” section, please add “as described below” and disclose in an appropriate location the limited purposes for which NMFA has executed the Merger Agreement.
Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly, including in the last paragraph starting on the first page under the “Notice of Consent Solicitation” heading of Amendment No. 2, and in the last paragraph starting on the first page under the “Consent Solicitation Statement” heading of Amendment No. 2.
6.Comment: With respect to the sentence starting on the sixth line in the fourth full paragraph on the second page of the “Notice of Consent Solicitation” section, please revise the sentence to disclose that, with respect to the Merger, the voting standard described in the parenthetical at the end of the paragraph is also pursuant to Section 2(a)(42) of the 1940 Act, per the Fund’s response to the SEC’s comment #16 on the Initial Filing.
Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly, including in the first paragraph on the third page under the “Notice of Consent Solicitation” heading of Amendment No. 2, and in the first paragraph on the third page under the “Consent Solicitation Statement” heading of Amendment No. 2.
7.Comment: With respect to the last sentence in the fifth full paragraph on the second page of the “Notice of Consent Solicitation” section, please revise this sentence to reflect that approval pursuant to the 1940 Act applies to both the Merger and the Rollover Transaction. In addition, please revise all relevant disclosure throughout the Consent Solicitation Statement (including the Written Consent Form) to reflect this. See Rule 17a-8(a)(3).
Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly, including in the first, second and sixth paragraphs on the third page under the “Notice of Consent Solicitation” heading of Amendment No. 2, and in the first, second and sixth paragraphs on the third page under the “Consent Solicitation Statement” heading of Amendment No. 2.

Securities and Exchange Commission	October 8, 2024
8.Comment: Please attach the operative agreement for the Rollover Transaction as an exhibit to the Consent Solicitation Statement.
Response: In response to the Staff’s comment, the Fund has attached the operative agreement for the Rollover Transaction as Annex D to Amendment No. 2.
9.Comment: With respect to the fifth paragraph on the third page of the “Notice of Consent Solicitation” section, please explain how the Rollover Transaction can occur without Unitholder approval of Merger, given the Fund’s response to the SEC’s comment #16 on the Initial Filing states that the Merger and the Rollover Transaction are two parts of the same transaction under Rule 17a-8 of the 1940 Act. Also, if the Rollover Transaction can occur whether or not the Merger occurs, please unbundle the Unitholder approval of the Rollover Transaction and the Merger as separate proposals. See Rule 14a-4(a)(3) of the Exchange Act.
Response: In response to the Staff’s comment, the Fund respectfully clarifies that the Rollover Transaction cannot occur without Unitholder approval of the Merger. The Fund has revised the disclosure accordingly, including in the last paragraph on the third page under the “Notice of Consent Solicitation” heading of Amendment No. 2, and in the last paragraph on the third page under the “Consent Solicitation Statement” heading of Amendment No. 2.
10.Comment: With respect to the “Summary of the Merger” section, please revise the disclosure in the first nine pages of the section to be in bullet point format. See Item 1001 of Regulation M-A.
Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly, including on pages 1 through 9 of Amendment No. 2.
11.Comment: With respect to the first paragraph on page 4 of the Consent Solicitation Statement, please further clarify the options that Unitholders have with respect to the Merger and the Rollover Transaction, and the timing of those options. For example, if the Merger is approved, will Unitholders still have to elect to participate in the Rollover Transaction (and, if yes, when do Unitholders have to make that decision)? Also, if the Merger is approved and Unitholders do not want to participate in the Rollover Transaction, what options are available to Unitholders and what is the timing of those options?
Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly, including on page 5 of Amendment No. 2.
12.Comment: With respect to the second bullet point on page 6 of the Consent Solicitation Statement, please confirm to the Staff that no termination fee is in place if the Fund accepts a competing offer.
Response: In response to the Staff’s comment, the Fund respectfully confirms that there is no termination fee in place if the Fund accepts a competing offer.
13.Comment: With respect to the first paragraph of footnote 4 in the “Comparative Fees and Expenses Relating to the Merger” section, please specify the “NMFA-related fees” referenced in this paragraph.
Response: In response to the Staff’s comment, the Fund respectfully clarifies that the reference to “NMFA-related fees” was intended to refer to the NEWCRED base management fee. The Fund has revised the disclosure accordingly, including on page 23 of Amendment No. 2.

Securities and Exchange Commission	October 8, 2024
14.Comment: With respect to the second paragraph of footnote 4 in the “Comparative Fees and Expenses Relating to the Merger” section, please move the disclosure regarding voluntary fee waivers to another location in the Consent Solicitation Statement. See Item 22(a)(3) of Schedule 14a.
Response: In response to the Staff’s comment, the Fund has removed the disclosure regarding voluntary fee waivers from the second paragraph of footnote 4 in the “Comparative Fees and Expenses Relating to the Merger” section.
15.Comment: With respect to the second paragraph of footnote 4 in the “Comparative Fees and Expenses Relating to the Merger” section, please move the disclosure regarding reductions to the management fee to another location in the Consent Solicitation Statement, given none of these reductions will actually reduce the management fee as shown in the above table.
Response: In response to the Staff’s comment, the Fund has removed the disclosure regarding reductions to the management fee from the second paragraph of footnote 4 in the “Comparative Fees and Expenses Relating to the Merger” section.
16.Comment: With respect to the “Certain Material U.S. Federal Income Tax Considerations” section, given that the Fund’s response to the SEC’s comment #16 on the Initial Filing indicates that both the Rollover Transaction and the Merger need Unitholder approval, please disclose the tax consequences of the Rollover Transaction in this section.
Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly, including on pages 60 through 63 of Amendment No. 2.
17.Comment: With respect to the “Comparison of the Company and NEWCRED” section, please consider including a narrative explaining the material differences between the Fund and NEWCRED.
Response: In response to the Staff’s comment, the Fund has revised the disclosure accordingly, including on page 94 of Amendment No. 2.

Please call Benjamin Wells at 212-455-2516, Kenneth Burdon at 617-778-9001 or me at 202-440-2526 with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Jonathan L. Corsico
Jonathan L. Corsico

cc:	Benjamin Wells, Simpson Thacher & Bartlett LLP Kenneth Burdon, Simpson Thacher & Bartlett LLP
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